
Mail Stop 4561

April 9, 2009

Brian F. Lilly
Chief Financial Officer
F.N.B Corporation
One F.N.B. Boulevard
Hermitage, PA 16148

> **RE:** **F.N.B. Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 1-31940**

Dear Mr. Lilly,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 3

1. Please revise your future filings to include an expanded discussion of your underwriting policies and procedures for each significant loan category, including documentation requirements, credit rating requirements, LTV ratios, etc. Discuss if variable rate loans are underwritten at fully indexed rates and discuss the terms of any of your hybrid loan products, such as payment-option ARMS and interest only loans, including the related underwriting policies and procedures. To the extent they differ from yours, consider the need to discuss the underwriting policies and procedures followed by your acquirees.

Brian F. Lilly
F.N.B. Corporation
April 9, 2009
Page 2

2.   Please revise your future filings to provide information (nature, collateral, terms, etc.) about direct and indirect installment loans.

Allowance and Provision for Loan Losses, page 51

3.   Please revise your future filings to provide an expanded discussion of the change in your loan loss methodology for determining the allowance for loan losses for your Florida portfolio, including quantification of the effect of this change on your allowance and provision for loan losses.

4.   We note the significant deterioration of your credit quality ratios at each quarter in 2008 and at December 31, 2008. Considering the following trends in your asset quality ratios, please revise your future filings to provide a more robust discussion of how management developed the allowance for loan losses and the associated provision in each quarter of 2008, including the facts and circumstances resulting in the recognition of approximately 46% of the total 2008 provision in the fourth quarter.

- Non-performing loans increased approximately 340% at December 31, 2008 from December 31, 2007.

- Charge-offs increased approximately 136% at December 31, 2008 from December 31, 2007.

- The allowance for loan losses as a percentage of non-performing loans decreased approximately 55% at December 31, 2008 from December 31, 2007.

- We note that charge-offs in 2008 approximated 110% of non-performing loans at December 31, 2007. Please explain why you believe, if true, that you will not experience similar charge-offs of non-performing loans in 2009.

5.   Please revise your future filings to incorporate a discussion of the relationship of the allowance for loan losses to non-performing loans. We note your current discussion primarily focuses on the relationship of the allowance for loan losses to your total portfolio and the effects of the provision on your results of operations.

Statement of Cash Flows, page 63

6.   Please revise your future filings to describe the facts and circumstances related to the cash inflows presented in the operating section of your statement of cash flows related to the net change in trading securities. We note your disclosure that you did not hold any trading securities at December 31, 2007 or 2008.

Note 1. Summary of Significant Accounting Policies

7.   Please revise your future filings to disclose your investment in FHLB stock, where it is disclosed in your financial statements and what your policy is for identifying and measuring impairment. Also, please disclose which FHLB you transact business with.

Note 5. Securities, page 76

8.   We note the significant unrealized losses related to your trust preferred securities at December 31, 2008. We have the following comments.

   a. Please provide us a full detailed analysis of these securities' impairment as of December 31, 2008 that identifies all available evidence, explains the relative significance of each piece of evidence, and identifies the primary evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment.

   b. Please revise your future filings to disclose the facts and circumstances and the evidence on which you relied to conclude that it was probable that five securities would contractually defer interest payments in the future and therefore it was probable that there had been an adverse change in estimated cash flows and OTTI should be recognized. Please contrast your analysis of these securities as compared to securities in which you did not recognize OTTI.

   c. Please provide us and consider disclosing in future filings a table detailing the following information for your trust preferred securities: deal name, single-issuer or pooled, class, book value, fair value, unrealized gain/loss, credit ratings, number of banks in issuance, deferrals and defaults as a percentage of collateral, and excess subordination after taking into account your best estimates of future interest deferrals and defaults.

Note 21. Income Taxes, page 96

9.   Please revise your future filings here and in MD&A, as appropriate, to disclose and discuss why you believe it is more likely than not that certain loss carryforwards and net deferred assets will not be realized. In your discussion, please discuss the assumptions you use regarding future profitability and taxable income.

Note 27. Fair Value Measurements, page 105

10.   Please revise your future filings to provide an expanded discussion of the specific types of business assets underlying the impaired loans for which you rely on the business' reported financial statements to determine the value for impairment identification purposes, clarifying in your disclosures the basis for relying on those financial statements to determine the value of those business assets.

Exhibit 31 Section 302 Certifications

11.   We note that the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individuals. Please revise your future filings to omit the individuals' title.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Brian F. Lilly
F.N.B. Corporation
April 9, 2009
Page 5

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,

Paul Cline
Staff Accountant